News for Immediate Release

Electrovaya to host its Inaugural Battery Technology & Analyst Day on

Wednesday, May 17, 2023

Toronto, Ontario - April 13, 2023 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) a leading lithium-ion battery technology and manufacturing company, is pleased to announces it will be hosting its inaugural Battery Technology & Analyst Day on Wednesday, May 17, 2023 starting at 11:00 am EST from the Company's Canadian headquarters, located at 6688 Kitimat Rd., Mississauga, ON, L5N 1P8.

Electrovaya's Chief Executive Officer, Dr. Raj DasGupta will be joined by other senior management and technology team members to provide a detailed overview and roadmap of our current battery technologies and production plans. The Company will also be providing a technical update on the Company's Solid State Battery (SSB) developments, followed by a Q&A period.

The in-person event is by invitation only for Analysts and Media. A replay will be made available and posted on the company website at www.electrovaya.com.

Register in advance for this webinar: https://electrovaya.zoom.us/webinar/register/

For more information contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. The Company has acquired a 52 acre site with a 135,000 sq.feet manufacturing building in NY State for its planned Giga factory, in addition to its two operating locations in Canada.. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding solid state battery technology, battery technologies, performance and planned production roadmaps, and the timing therefor, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed", "growing" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.